August 31, 2004



VIA EDGAR TRANSMISSION
----------------------

Ms. Kimberly Browning, Esquire
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549


RE:      Armada Funds ("Registrant")
         Registration Statement No. 333-117172

Dear Ms. Browning:

         On behalf of the Registrant, this letter responds to the comments of the Commission staff regarding the Registration Statement on Form N-14 filed on July 6, 2004 relating to the proposed reorganization of the Riverfront Large Company Select Fund, Riverfront Balanced Fund, Riverfront Small Company Select Fund, Riverfront Select Value Fund, Riverfront U.S. Government Fund, and Riverfront U.S. Government Securities Money Market Fund (each, a "Riverfront Target Fund" and collectively, the "Riverfront Target Funds"), each a series of The Provident Riverfront Funds into the Registrant's Large Cap Growth Fund, Balanced Allocation Fund, Small Cap Growth Fund, Large Cap Value Fund, Government Mortgage Fund and Government Money Market Fund (each, an "Armada Acquiring Fund" and collectively, the "Armada Acquiring Funds") (the "Proposed Reorganization"). The staff's comments to Form N-14 and the Registrant's responses thereto are set forth below. The responses are reflected in the pre-effective amendment to the Registration Statement filed on August 31, 2004. As applicable, cross-references to page numbers are noted with the response.

Comments to the Shareholder Letter, Q&A, and Combined Prospectus/Proxy Statement ("Prospectus/Proxy")

1. Comment: The staff requested that the Registrant utilize another term for the "Acquired Funds" so as to make more clear to shareholders which funds are the target of the Proposed Reorganizations and to make this change throughout the entire document.

         Response: The disclosure has been revised to define the term "Acquired Fund" as "Riverfront Target Fund" throughout the Prospectus/Proxy and Statement of Additional Information ("SAI"). In addition, the disclosure has been revised to define the term "Acquiring Fund" as "Armada Acquiring Fund" throughout the Prospectus/Proxy and SAI. To avoid confusion, the revised defined terms will be used throughout these responses even where quoting from the text of the Form N-14 as filed on July 6.

2. Comment: The staff requested that the discussion concerning deliberations of the Board of Trustees of The Provident Riverfront Funds in deciding to approve the Proposed Reorganizations be modified to more specifically discuss the Board's considerations and its reasoning for approving the Proposed Reorganizations, as well as the Interim Agreement and New Agreement, as opposed to a bullet point list of factors.

         Response: Registrant has revised the disclosure in the Prospectus/Proxy under the heading "PROPOSAL 1- APPROVAL OF THE REORGANIZATION PLAN - Board Approval of the Reorganization Plan" to provide greater details concerning the considerations of the approval of the Proposed Reorganizations by the Board of Trustees of The Provident Riverfront Funds and recommending to shareholders of the Riverfront Target Funds that they approve the Proposed Reorganizations. See pages 71-72. The Trustees have reviewed with their counsel the revised disclosure concerning their deliberations and determined that the disclosure accurately reflects their considerations. The presentation in the shareholder letter has been revised somewhat but remains in bullet point format as a summary of the Board's considerations.

3. Comment: In the shareholder letter, second page, second bullet point, the staff requested that the Registrant explain "enhanced viability."

         Response: After review, Registrant determined to eliminate "enhanced viability."

4. Comment: In the shareholder letter, second page, fourth bullet point, the staff indicated that the statement that "Shareholders of the Riverfront Target Funds are expected to pay lower or the same advisory fees after the Reorganizations" is incorrect since some of the Riverfront Target Funds have lower advisory fees than their counterpart. The staff requested Registrant to please explain and revise the statement accordingly.

         Response: After review of the advisory fees, Registrant has deleted this bullet point from the shareholder letter.

5. Comment: In the shareholder letter, second page, fifth bullet point, as well as in other sections of the Prospectus/Proxy, the staff indicated that in order to state that net operating expense ratios of the Armada Acquiring Funds are lower than those of the Riverfront Target Funds the calculation must be made before any waivers are taken into account.

         Response: Registrant has revised the representations in what is now the third bullet point and in the Q&A under the heading "Will the fees and expenses of my Riverfront Target Fund increase?" to accurately describe the differences in total annual fund operating expenses shareholders of the Riverfront Target Funds will experience as a result of the Proposed Reorganizations.

6. Comment: In the shareholder letter, second page, sixth bullet point and in applicable sections of the Prospectus/Proxy, the staff commented that Registrant should be sure to discuss the material differences in investment objectives and strategies.

         Response: Registrant has reviewed, and made minor revisions to, the disclosure and believes it fully describes the investment objectives and principal investment strategies of the Riverfront Target Funds and Armada Acquiring Funds and all material differences between them.

7. Comment: The staff requested that the Registrant specify that shareholders of the Riverfront Target Fund will be subject to sales loads for any future purchases of Armada Acquiring Fund shares after the Proposed Reorganizations are completed.

         Response: Registrant has revised certain sections of the Prospectus/Proxy to provide further information about the sales loads that shareholders of the Riverfront Target Funds may incur if they approve the Proposed Reorganization and become shareholders of the Armada Acquiring Funds. Registrant has also added disclosure that, if shareholders of the Riverfront Target Funds approve the Proposed Reorganizations and become shareholders of the Acquiring Funds, they will incur applicable sales loads on any new purchases made in the Acquiring Funds.

8. Comment: The staff requested that the Registrant explain why the Board of Trustees of The Provident Riverfront Funds included as a factor in both the shareholder letter and in the Prospectus/Proxy that the Riverfront Target Fund shareholders will have the opportunity to vote on the Proposed Reorganizations when it is required by law to have shareholder approval.

         Response: The Provident Riverfront Funds' Declaration of Trust governs when shareholders must vote on a sale or disposition of assets and such Declaration of Trust requires a vote under such circumstances only if required by the Investment Company Act of 1940, or to the extent the Board considers such a vote to be necessary or advisable. (See Sections
         5.1 and 7.2 of The Provident Riverfront Funds' Declaration of Trust, as amended). In this case, Registrant proposed, and The Provident Riverfront Funds' Board approved, the Proposed Reorganizations making their completion subject to shareholder approval. Under the circumstances disclosure of such fact is appropriate.

9. Comment: Specifically disclose whether the Armada Acquiring Funds' Board of Trustees determined whether there would be any dilution as a result of the Proposed Reorganizations and if the Proposed Reorganizations are in the best interests of the Armada Acquiring Funds' shareholders.

         Response: Disclosure has been added to make more clear that the Armada Acquiring Funds' Board of Trustees also determined that the Proposed Reorganizations would not result in the dilution of the interests of shareholders of the Armada Acquiring Funds and that the Proposed Reorganizations are in the best interests of the Armada Acquiring Funds' shareholders. See pages 6 and 71.

10. Comment: Represent supplementally that the Interim Agreement between The Provident Riverfront Funds and National City Investment Management Company, Inc. ("IMC") was approved before the July 1, 2004 merger between National City Corporation, the indirect parent of IMC, and Provident Financial Group, Inc., the parent of Provident Investment Advisors, Inc., the previous investment adviser to the Riverfront Target Funds.

         Response: As disclosed in the Prospectus/Proxy on the second page of the shareholder letter and pages 2 and 7 of the Prospectus/Proxy, the Board of Trustees of The Provident Riverfront Funds approved the Interim Agreement at a Special Meeting held on June 23, 2004.

11. Comment: Clarify what the consequences will be if shareholders of the Riverfront Target Funds do not vote to approve the Proposed Reorganizations and/or New Agreement.

         Response: In the shareholder letter, disclosure has been revised to clarify what would occur if the new advisory agreement is approved for a Riverfront Target Fund, but its Reorganization is not approved. The disclosure has been revised to state: "If the new advisory agreement is approved for a Riverfront Target Fund, but its Reorganization is not approved, the new investment advisory agreement will go into effect and IMC will continue to provide investment advisory services to the Riverfront Target Fund. If the Reorganization is not approved for any Riverfront Target Fund, the Board would consider what alternatives reasonably would be available at that point, including the termination of such Riverfront Target Fund."

         Similarly, on page 77 of the Combined Prospectus/Proxy Statement the disclosure has been revised to state: "Therefore, in the event that the New Agreement is not approved by a Riverfront Target Fund and its Reorganization is not completed by November 28, 2004, the Board would consider what alternatives reasonably would be available at that point, including the termination of such Riverfront Target Fund or the hiring of a new investment adviser, subject to shareholder approval, if an appropriate adviser could be retained to manage the assets remaining of such Riverfront Target Fund."

12. Comment: Add an explanation of why the Armada Acquiring Funds' shareholders do not have to approve the Proposed Reorganization.

         Response: In the Q&A section, under the heading "Will my vote make a difference?" the following sentence has been added: "Armada Funds' Declaration of Trust does not require shareholders of the Armada Acquiring Funds to approve the Reorganizations and shareholders of the Armada Acquiring Funds will not vote on the proposals."

13. Comment: Add the dates that the Board of Trustees of The Provident Riverfront Funds met with representatives of IMC and Armada Funds to discuss the Proposed Reorganization.

         Response: Since there was a series of discussions among the various parties to the Proposed Reorganizations, the following disclosure has been revised in the Q&A under the heading "Why are the Reorganizations being recommended?" to read: "The Board of Trustees met with representatives of IMC and Armada Funds during May and June of 2004." Specific Board meeting dates have already been disclosed in the appropriate sections of the Prospectus/Proxy Statement.

14. Comment: Explain supplementally why the "Other Expenses" for the Riverfront Target Funds are much higher than those of the Armada Acquiring Funds.

         Response: The Riverfront Target Funds have a much smaller asset base over which to spread those costs than the Armada Acquiring Funds.

15. Comment: In the Q&A, further explain in the fourth bullet point under the heading "What are the benefits of the Reorganizations?" what is meant by "strong performance record."

         Response: In response to this comment, Registrant has revised the fourth bullet point to state the following: "The Armada Acquiring Funds have strong performance records that compare favorably to the Riverfront Target Funds. For example, the 2003 calendar year total returns (before sales charges) for Investor A Shares of the Riverfront Target Funds and Class I Shares of the Armada Acquiring Funds were:

                  Riverfront Large Company Select Fund        21.60%
                  Armada Large Company Growth Fund            20.10%

                  Riverfront Balanced Fund                    16.34%
                  Armada Balanced Allocation Fund             22.26%

                  Riverfront Small Company Select Fund        44.89%
                  Armada Small Cap Growth Fund                45.43%

                  Riverfront Select Value Fund                26.27%
                  Armada Large Cap Value Fund                 27.18%

                  Riverfront U.S. Government Fund             2.27%
                  Armada Government Mortgage Fund             2.13%

                  Riverfront U.S. Government Securities
                      Money Market Fund                       0.43%
                  Armada Government Money Market Fund         0.74%

                  More performance information is contained in the Combined Prospectus/Proxy Statement."

16. Comment: Make clear what classes of shares shareholders of the Riverfront Acquired Funds will receive as a result of the Proposed Reorganization as well as the Board of Trustees' reasoning for why the corresponding classes of shares to be received in the Proposed Reorganizations are appropriate.

         Response: In the Q&A under the heading "What class of shares of the Armada Acquiring Funds will I receive in the Reorganization?" the disclosure has been revised to add a table showing the specific class of shares that shareholders of the Riverfront Target Fund will receive. In addition, the following disclosure has been added: "Class I Shares of the Armada Acquiring Funds are considered to be an appropriate share class to exchange for Investor A Shares of the Riverfront Target Funds in the Reorganizations because many shareholders of the Riverfront Target Funds' Investor A Shares meet the eligibility requirements for purchase of Class I Shares of the Armada Acquiring Funds. Class A Shares of the Armada Acquiring Funds are considered to be an advantageous share class to exchange for Investor B Shares of the Riverfront Target Funds in the Reorganizations because shareholders of Investor B Shares of the Riverfront Target Funds will benefit from the expense structure of Class A Shares of the Armada Acquiring Funds, which is lower than the expense structure of Class B Shares of the Armada Acquiring Funds, which is a comparable share class to Investor B Shares. Investor B shareholders who receive Class A Shares will, however, need to pay the applicable front-end sales charge on future purchases of Class A Shares. Nonetheless, shareholders who prefer to avoid a front-end sales charge in favor of a CDSC will be able to purchase Class B Shares of any Armada Fund."

17. Comment: Explain whether Class I shares received in the Proposed Reorganizations can be exchanged for Class I shares of another Armada Fund even though the shareholder may not meet the purchase eligibility requirements for Class I Shares.

         Response: In the Q&A under the heading "What class of shares of the Armada Acquiring Funds will I receive in the Reorganizations?" the response indicates that shareholders who receive Class I Shares of an Armada Acquiring Fund in the Reorganization will be able to purchase additional Class I Shares only if they meet the purchase eligibility requirements for Class I Shares. Additionally, the following disclosure has been revised under the heading "After my Riverfront Target Fund's Reorganization, will I be able to transfer my investment into other funds of Armada Funds?" in the Q&A to read: "After the Reorganization, shareholders of the Riverfront Target Funds will be able to exchange the class of shares they receive as a result of the Reorganization for the same class of shares of another Armada Fund even if they do not meet the minimum investment requirements for that class. For example, if you hold Investor A Shares of the Riverfront Balanced Fund and you receive Class I Shares of the Armada Balanced Allocation Fund as a result of the Reorganization, you may exchange your Class I Shares of the Armada Balanced Allocation Fund for another Armada Fund offering Class I Shares even if you would not qualify to purchase Class I Shares after the Reorganization. However, except for reinvested dividends and distributions, in order to make new purchases of Class I Shares you will have to meet the investment minimums and other requirements for purchasing those shares. Therefore, as a result of the Reorganizations, you may receive a class of shares that you could not otherwise purchase. Please see "Purchase, Exchange and Redemption Procedures" beginning on page 55 of the Combined Prospectus/Proxy Statement."

18. Comment: State that shareholders of the Riverfront Target Funds may vote against the Proposed Reorganization if they choose to.

         Response: The requested disclosure has been added under the heading "What happens if I do not wish to participate in the Reorganizations for the Riverfront Target Funds in which I own shares, or what if I do not wish to own shares of the Armada Acquiring Funds?" in the Q&A section.

19. Comment: In the Notice to Shareholders, confirm that the last paragraph is not all capitalized.

         Response: The last paragraph in the Notice to Shareholders is not capitalized, however, it is in bolded text.

20. Comment: Revise "Combined Proxy Statement/Prospectus" to read as "Combined Prospectus/Proxy Statement" throughout the entire document.

         Response:  The requested change has been made.

21. Comment: On page 3 of the Prospectus/Proxy, change the date by which shareholders can request copies of the documents listed and indicate that every effort will be made to deliver requested materials before the meeting.

         Response: The deadline has been changed to September 16 and the requested disclosure has been added. In addition, the SAI that relates to the Prospectus/Proxy will be delivered with the Prospectus/Proxy.

22. Comment: On page 3 of the Prospectus/Proxy, add the Riverfront Target Funds' Semi-Annual Report dated June 30, 2004 to those documents that are available upon request.

         Response:  The requested change has been made.

23. Comment:We believe the approach taken with counsel's opinion as to tax consequences of the Proposed Reorganizations is not appropriate.

         Response: As discussed among Ms. Browning and Mr. Pfordte of the SEC staff and Ed Searle and Mark Grimm of Drinker Biddle and Reath LLP on August 24, 2004, counsel will refile the tax opinion, modified to consent to inclusion of the discussion of the opinion in the Propsectus/Proxy. Disclosure in the Proxy/Prospectus is revised to indicate that counsel will reaffirm the opinion at the closing of the Reorganizations. See page 6. Registrant undertakes to file the closing tax opinion in a post-effective amendment following the closing. See
         Item 17(3) in Part C.

24. Comment: In the section "Comparison of Investment Objectives, Principal Investment Strategies, Fees and Expenses, and Performance," explain whether the 80% investment policy for the Riverfront Large Company Select Fund, Riverfront Small Cap Company Select Fund, Riverfront U.S. Government Fund and Riverfront U.S. Government Securities Money Market Fund is a fundamental policy or whether it may be changed upon 60 days notice to shareholders.

         Response: The Riverfront Large Company Fund, Riverfront Small Company Select Fund and Riverfront U.S. Government Fund each has adopted a non-fundamental policy specifying that, under normal circumstances, at least 80% of the Fund's net assets, plus borrowing for investment purposes, be in investments consistent with its name. The Riverfront Government Securities Money Market Fund has adopted a non-fundamental policy to invest, with limited exception, solely in the obligations consistent with its name. Therefore, with respect to each of the above listed Riverfront Target Funds, additional disclosure has been added to inform shareholders that each Fund will provide shareholders with at least 60 days notice before changing its policy.

25. Comment: Explain whether the Riverfront Large Company Select Fund invests in U.S. companies and fully explain the differences in investment strategies for the Funds with respect to their use of specific instruments (e.g., over-the-counter securities) and the associated risks of those strategies.

         Response: Disclosure has been added to indicate that Riverfront Large Company Select Fund invests in U.S. companies.

26. Comment: Disclose whether the second sentence under the heading "Fees and Expenses" (for the Riverfront Large Company Select Fund
         - Investor A Shares and Armada Large Cap Growth Fund - Class I Shares) refers to expenses before waivers or after waivers.

         Response: As indicated during the discussion with the staff on August 18, 2004, the sentence that reads "As indicated below, the Total Annual Fund Operating Expenses of the Armada Acquiring Fund (currently and following the Reorganization) are lower than those of the Riverfront Target Fund" is correct and there are no waivers involved with respect to the Armada Acquiring Fund.

27. Comment: Explain supplementally whether the Prospectus/Proxy should include a discussion about any recoupment of fees that may be waived under the terms of the Interim Agreement or New Agreement.

         Response: National City Investment Management Company, Inc. contractually agreed to the fees stated in the Interim Agreement and the New Agreement for the Riverfront Target Funds and there are no fee waivers. In addition, the Riverfront Target Funds are not obligated to reimburse the former adviser for any prior fee waivers.

28. Comment: Revise the disclosure regarding the total annual fund operating expenses of the Class I Shares of the Armada U.S. Government Money Market Fund being lower than those of the Investor A Shares of the Riverfront U.S. Government Securities Money Market Fund to indicate that Armada U.S. Government Money Market Fund's total annual fund operating expenses for the Class I Shares are higher than those of the Acquired Fund.

         Response: As discussed in a telephone call with the staff on August 18, 2004, the third sentence in the paragraph under the heading "Fees and Expenses" on page 49 reads as follows: "The current Total Annual Fund Operating Expenses of the Class I Shares of the Armada Acquiring Fund are higher than those of the Institutional Shares of the Riverfront Target Fund before waivers." In a subsequent telephone call between the undersigned and Ms. Browing on August 19, 2004, Ms. Browing indicated that the staff accountant indicated satisfaction with the disclosure and that no additional revisions were necessary.

29. Comment: In light of the recent focus on illegal trading of mutual fund shares, discuss the policies concerning orders placed through financial intermediaries, for example, that orders received by a financial intermediary before 4:00 p.m. but by a Fund after 4:00 p.m. may receive same day credit and NAV,

         Response: Discussion of the policies of the Riverfront Target Funds and the Armada Acquiring Funds has been added in the section "Purchase, Exchange and Redemption Procedures - Purchasing Shares." See pages 55-56.

30. Comment: The staff requested that the Registrant review the disclosure under "Primary Risk Factors of the Riverfront Target Fund and Armada Acquiring Fund" to assure that all principal risks and material differences in the risks are disclosed.

         Response: On page 65, Registrant has provided one additional risk - Sector Risk - in this section since each of the Riverfront Target Funds and two Armada Acquiring Funds may invest more than 25% of their respective assets in any one sector. Otherwise, the risks described are the principal risks as stated in the Riverfront Target Funds' and Armada Acquiring Funds' prospectuses.

31. Comment: Discuss any materials differences in investment limitations for the Riverfront Target Funds and Armada Acquiring Funds.

         Response: Registrant believes that all material differences in investment limitations between the Acquired Funds and Acquiring Funds have been disclosed. Disclosure has been added to clarify that a non-fundamental investment limitation may be changed without shareholder approval. Registrant has also revised disclosure to clarify the Funds' limitations with respect to borrowings and commodities transactions. See page 67.

32. Comment: State that the Board of Trustees of Armada Funds found the Proposed Reorganizations to be in the best interests of the Armada Acquiring Funds.

         Response: On page 72 the following sentence has been added: "Finally, the Board considered the fact that Armada Funds' Board of Trustees held a meeting on May 12, 2004 to discuss the proposed Reorganizations, and Armada Funds' Board, including Armada Funds' Independent Trustees, approved the Reorganization Plan on behalf of the Armada Acquiring Funds, making the determinations that there would be no dilution to the shareholders of the Armada Acquiring Funds as a result of the Reorganizations and that the Reorganizations were in the best interests of the Armada Acquiring Funds and their shareholders."

33. Comment: Add disclosure that the Board of Trustees may waive provisions of the Agreement and Plan of Reorganization so long as such waiver will not have a material adverse effect on the interests of shareholders of the Riverfront Target Funds and the Armada Acquiring Funds.

         Response: On page 71, the following sentence has been revised: "The provisions permit the Board of Trustees of Provident Riverfront Funds to amend and waive provisions that are substantive, as well as provisions that are ministerial or de minis in nature if, in the Board's judgment, such waiver will not have a material adverse effect on the interests of shareholders of the Riverfront Target Funds and the Armada Acquiring Funds."

34. Comment: We believe the discussion concerning Board approval of the new advisory agreement recites a list of factors. In future proxy statements, discuss more specifically the reasons for approving an advisory agreement.

         Response: Duly noted. However, counsel to the Trustees of The Provident Riverfront Funds confirmed that the disclosure accurately reflects the record of the Board's deliberations.

35. Comment: Add the heading "Capital Loss Carryforwards" before the paragraph discussing the capital loss carryforwards.

         Response:  The heading has been added on page 74.

36. Comment: Revise captions in the Fee and Expense table to distinguish 12b-1 fees from non-12b-1 shareholder servicing fees.

         Response: The caption "Distribution (12b-1) Fees" has been changed to "Distribution and/or Service (12b-1) Fees" and the caption "Shareholder Servicing Fees" has been changed to "Non-12b-1 Shareholder Servicing Fees." See, for example, page 14.

37. Comment: On page 62, change the second word in the first paragraph under "Principal Risk Factors of the Riverfront Target Funds and Armada Acquiring Funds" from "primary" to "principal."

         Response:  The requested change has been made.

38. Comment: On page 66 under "Loans," clarify what exceptions the "Except as . . ." clause relates to.

         Response: The "Except as . . . " clause has been removed because the paragraph otherwise states any applicable exceptions.

39. Comment: Disclose whether any Riverfront Target Fund holds securities that may need to be disposed of before or after the Reorganization because they do not meet the investment policies of the corresponding Armada Acquiring Fund.

         Response: The following paragraph has been added after the third paragraph in the section "Federal Tax Considerations:" "No Riverfront Target Fund or Armada Acquiring Fund anticipates being required to make sales involving any significant amounts of securities before or after the Reorganization to effect a realignment with the principal investment strategies and style of an Armada Acquiring Fund." See page 73.

40. Comment: Represent supplementally that advisory fees in the Interim Agreement and New Agreement are the same.

         Response: The fees are the same, as reflected in the agreements included as exhibits to the Prospectus/Proxy.

41. Comment: On pages 16 and 17, confirm that footnote 1 to the performance information for the Riverfront Large Company Select Fund reflects Massachusetts Mutual type performance disclosure.

         Response:  So confirmed.

         If you have any questions, please call the undersigned at (215)
         988-2442.


                                                              Sincerely,


                                                              Edward T. Searle



cc:      Diane J. Drake, Esq.
         Daniel Yeh, Esq.